Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 12, 2013 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and nine months ended December 31, 2012. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2012 and 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz™ pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 218 issued patents worldwide, including 36 issued U.S. patents, and in excess of 400 additional patent applications, 81 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

At the June 2012 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, ADM launched CLARISOY™ 150, the first extension to the CLARISOY product line. ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line at the IFT in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production. During the first quarter, Burcon’s scientists and engineers provided significant assistance and support to ADM in the start-up of the Semi-works Production Facility to improve the quality and yield of the CLARISOY™ product. Functionality testing was also carried out at the Winnipeg Technical Centre (the “WTC”) on samples produced from this facility. Burcon ceased deferring the development costs associated with CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50-months on a straight-line basis.

In December 2012, Burcon was notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. Burcon recognized royalty revenue of $6,831 for the quarter ended December 31, 2012. Pursuant to the License and Production Agreement, initial license fees are to be paid up to the end of the quarter that immediately precedes the quarter with which the first commercial sales of CLARISOY™ occurs. Therefore, Burcon did not receive any initial license fee from ADM for the quarter ended December 31, 2012. Burcon has been receiving quarterly payments of the initial license fee from ADM since the first quarter of fiscal 2012. During the three and nine months ended December 31, 2012, Burcon recorded initial license fees of about $nil and $125,000, respectively, as deferred revenue (2011 - $64,000 and $163,000). Burcon has begun recognizing deferred revenue beginning in this quarter over the same period as for deferred development costs. Burcon recognized $3,910 of deferred revenue as royalty revenue for the quarter ended December 31, 2012.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Peazazz™

In November 2011, Burcon announced that it had developed a novel pea protein isolate that it has branded as Peazazz™. Peazazz™ is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. Peazazz™ may be used in a variety of healthy consumer product applications including low pH fruit juices and fruit blends, sport nutrition drinks, powdered beverages, fortified waters, bars, baked goods and vegetarian and vegan foods and should be of interest to companies looking for a functional alternative plant protein ingredient. Nutritionally Peazazz™ is consistent with existing pea proteins which are value for their high digestibility and low potential for allergic responses, Peazazz™ pea protein is also from a non-GMO source.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Food ingredient processors recognize the high protein content in peas and have been extracting pea protein for almost 40 years. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, weight management products, gluten-free and vegetarian and vegan foods.

In August 2012, Burcon announced that it had entered into a non-binding letter of intent with a potential commercial partner with the intention of commercializing Peazazz™ pea protein. The

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

letter of intent provides a framework of terms and conditions, which the Parties intend to use as the basis for a final agreement. In January 2013, Burcon announced that it had formally requested to terminate that letter of intent and thereby terminate the requirement that Burcon negotiate exclusively with that partner.

In January 2013 Burcon also announced that it has commenced building a Peazazz™ semi-works production facility. The planning and engineering for this semi-works production plant began in the summer of 2012 and with equipment orders now in place Burcon projects to have the facility completed and operational by mid-year. The semi-works plant, being built in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities. Burcon intends to launch and demonstrate Peazazz at the 2013 IFT Annual Meeting and Food Expo in Chicago in July 2013.

A significant amount of lab and processing work was carried out at the WTC during the first quarter to further develop and improve the Peazazz™ process, including applications work in various food and beverage products to determine Peazazz™’s functionality in terms of solubility, gel formation, strength, foaming, heat stability, emulsification and waterbinding abilities. During the second quarter, the main focus at the WTC was to optimize the Peazazz™ process parameters, as well as gathering data needed for the engineering of the semi-works plant. During the third quarter, the work at the WTC continued to provide further data for the optimization of Peazazz™ process parameters and the engineering of the semi-works facility, as well as for patenting. External research trials were also conducted during the current quarter in an effort to further optimize the process for commercial production.

Puratein®, Supertein™ and Nutratein™

For Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein™, Burcon has been in discussions since last year with certain leading animal nutrition companies with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

As the focus of the year-to-date period was primarily on supporting the start-up of the CLARISOY™ Semi-works Production Facility and the improvement and development of the Peazazz™ process, limited work was conducted on canola products. However, production runs were undertaken during the first quarter to test different starting materials to determine whether there were differences in the colour and flavour of the resulting products. A new process scheme was also tested for variations in the final products that are suitable for animal nutrition and for human use. This will be further tested at the pilot scale. Limited work was carried out during the third quarter on alternate canola extraction methods.

Research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

PUBLIC OFFERING

On November 23, 2012, Burcon completed a public offering of 1,437,500 common shares at $4.00 per common share, with net proceeds of approximately $5.0 million. The agents received a cash commission of 6% of the gross proceeds and agents’ warrants entitling the agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the offering). Each agent’s warrant is exercisable to acquire one common share of the Company at an exercise price of $4.00 per share at any time before and including May 23, 2014. All of the agents’ warrants were outstanding as at December 31, 2012 and as at the date of this MD&A.

The net proceeds of the offering will be used for the continued commercialization of Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and Peazazz™ for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and Peazazz™ and other plant proteins.

During the first quarter, Burcon filed two new patent applications relating to CLARISOY™ and Peazazz™. During the second quarter, Burcon filed four new patent applications for Peazazz™ and other plant products. During the third quarter, Burcon filed three new patent applications for its products. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 36 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 81 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 218 issued patents covering inventions that include the 36 granted U.S. patents. Currently, Burcon has over 400 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

RESULTS OF OPERATIONS

As at December 31, 2012, Burcon has not yet generated any significant revenues from its technology. As noted above, commercial sales of CLARISOY™ began in December 31, 2012. For the three and nine months ended December 31, 2012, the Company recorded a loss of $1,754,270 ($0.057 per share) and $4,143,035 ($0.137 per share), respectively, as compared to $1,897,454 ($0.063 per share) and $4,873,707 ($0.163 per share), respectively, during the same periods last year. Included in the loss amounts for the nine months ended December 31, 2012 are $546,324 (2011 - $1,703,062) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss amounts are amortization of deferred development costs of $266,812 (2011 - $nil), amortization of property and equipment of $105,372 (2011 - $68,266) and gain on disposal of property and equipment of $nil (2011 - $3,358). The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	279	261	765	423
Amortization of deferred development costs	133	-	267	-
Laboratory operation	81	111	230	175
Amortization of property and equipment	40	37	103	66
Rent	21	16	57	29
Analyses and testing	14	22	43	37
Travel and meals	4	1	16	2
	572	448	1,481	732

The Company began the deferral of CLARISOY™ development costs in March 2011 after it had determined that it had met all the criteria for deferring development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has deferred a total of $2,223,435 of CLARISOY-related expenditures, and Burcon amortized $133,406 and $266,812 of these costs for the three and nine-months ended December 31, 2012.

For the three and nine months ended December 31, 2012, $nil and $122,708, respectively, (2011 - $144,862, $935,223) of R&D expenses were capitalized to deferred development cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, there was no significant change in the cash portion of salaries and benefits for the three months ended December 31, 2012 over the same quarter in fiscal 2012, while the nine-month period had an increase of about $60,000 due mainly to the addition of new technical staff at the WTC and the return of staff from maternity leave. The increase in salaries and benefits expensed in the three and nine month periods is reflective of the percentage of time spent by the technical staff during this fiscal year on Peazazz™, as compared to the technical staff’s time spent on CLARISOY™ during the same periods in fiscal 2012, with the related salaries and benefits capitalized to deferred development costs.

Laboratory operation expenses for the three and nine month periods decreased by $30,000 and increased by $55,000, respectively, over the same periods last year. However, before capitalizing laboratory operation costs to deferred development costs, these costs decreased by about $55,000 and $60,000 over the same periods last year. The decrease in the current quarter over the same quarter last year was due to a large number of large scale runs last year relating to the Nutratein project, that did not occur in the current year. The total decrease (before reclassification to deferred development costs) for the nine-month period in these costs was due mainly to a decrease of about $28,000 in repairs and maintenance costs and $31,000 in equipment rental costs relating mostly to the Nutratein project. The WTC also experienced a much higher activity level relating to CLARISOY™ during the first quarter last year, and to a lesser extent during the second quarter.

Before capitalizing analyses and testing expenditures to deferred development costs for the three and nine months ended December 31, 2012, these expenditures decreased by about $30,000 and $63,000, respectively. Burcon expended about $12,000 on Peazazz™ sample testing in the current quarter, as compared to $7,000 in the comparative quarter. In addition, Burcon expended minimal amounts on CLARISOY™ testing, as compared to $22,000 in the comparative quarter, all of which were capitalized to deferred development costs. Similarly, a total of $65,000 was expended on sample testing for the nine month period, of which $22,000 CLARISOY™-related expenses were capitalized to deferred development costs. This compares to $109,000 expended in the comparative nine-month period, with $72,000 capitalized, with the balance expended mostly on Nutratein™ sample testing.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	788	968	1,319	2,458
Professional fees	296	208	919	1,066
NASDAQ filing fees	-	103	-	128
Investor relations	38	100	179	266
Office supplies and services	33	32	110	88
Other	20	18	92	99
Travel and meals	27	43	80	115
Management fees	5	9	27	31
Amortization of property and equipment	1	1	2	2
	1,208	1,482	2,728	4,253

Salaries and benefits

Included in salaries and benefits for the three and nine months ended December 31, 2012 is stock-based compensation expense of approximately $513,000 and $525,000, respectively (2011 –$722,000 and $1,584,000).

Burcon recorded stock-based compensation expense of approximately $481,000 during the current quarter for options granted in October 2012 to directors that vested immediately. Similarly, Burcon recorded stock-based compensation of about $540,000 in the same quarter last year for options granted to directors that had vested immediately. During the second quarter of last year, options granted to directors that vested immediately also resulted in the recording of stock-based compensation expense of about $454,000. The balance of the stock-based compensation expense for the nine-month period last year is due to employee options granted in December 2009.

The cash portion of salaries and benefits for the nine-month period decreased by about $80,000, with no significant change for the current quarter. Of the decrease for the nine-month period, about $59,000 is attributed to a decrease in directors’ fees due to fewer board and committee meetings held this year as compared to the comparative nine-month period, directors’ annual retainer being amortized over the year versus expensed immediately as well as a decrease of about $73,000 due to a retroactive salary adjustment made to a senior officer during the first quarter last year. This was offset by an increase of $18,000 in CPP contributions for option exercises, and about $28,000 from the hiring of two junior staff members.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

Professional fees
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2012	2011	2012	2011
	IFRS	IFRS	IFRS	IFRS
Regulatory and intellectual property	266	181	820	794
Legal, audit and consulting	30	27	99	272
	296	208	919	1,066

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Burcon did not capitalize any patent costs during the third quarter (2011 - $179,000). For the nine months ended December 31, 2012, Burcon capitalized about $132,000 (2011 - $470,000) of CLARISOY™-related patent costs to deferred development costs. For the three and nine months ended December 31, 2012, total patent legal fees and expenditures (before capitalization) decreased by about $94,000 and $312,000 over the same periods last year. The decrease in the current quarter is attributable to about $56,000 in patent legal fees and expenses from patents that entered national phase, as compared to $112,000 in the same quarter of fiscal 2012. Patent maintenance costs in the current quarter also decreased by about $51,000 as Burcon is deferring the annuity payments of certain non-core patents. Several patents entered National Phase during fiscal 2012, resulting in related patent legal filing fees and disbursements of about $481,000. Certain of these patents that entered National Phase in the last quarter of fiscal 2012 continued into the first quarter of 2013. However, far fewer patents entered National Phase during the current fiscal year, resulting in related fees and disbursements of about $270,000. In addition, patents granted in Europe that required registration in several European countries during the first quarter of last year contributed to $71,000 of the expenditures. From inception, Burcon has expended approximately $8.4 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

The decrease in legal and audit fees is due to about $215,000 in legal and audit fees incurred in the second quarter of last year related to the NASDAQ listing, offset by an increase in audit and review fees of about $38,000 and $9,000 in consulting fees relating to SOX-readiness project.

Burcon also incurred about $294,000 in legal fees and $51,000 in audit fees for the recent financing, which were recorded as share issue costs in the current quarter.

Investor relations

For the three and nine months ended December 31, 2012, the cash portion of investor relations expenses decreased by $64,000 and $83,000, respectively. The decrease in the current quarter is attributed to a decrease in U.S. public relations and investor relations costs of about $40,000, as

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

well as travel costs related to the NASDAQ listing in October 2011 of about $15,000. Similarly, U.S. public relations fees decreased by about $32,000 for the nine-month period, as well as decreases in travel of about $21,000, decrease in annual report costs of about $13,000 and website design costs of about $8,000.

LIQUIDITY AND FINANCIAL POSITION

As at December 31, 2012, the Company had not earned significant revenues from its technology, had an accumulated deficit of $57,036,932 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At December 31, 2012, the Company had cash and cash equivalents of $5,760,738 and short-term investments of $2,078,317 that management estimates are sufficient to fund its operations through May 2014. On November 23, 2012, the Company completed a public offering of 1,437,500 common shares of Burcon for gross proceeds of $5.75 million (the “Offering”), with net proceeds of about $5.0 million. The net proceeds of the Offering will be used for continued commercialization of Burcon’s Peazazz™ pea protein and CLARISOY™ soy protein and for general working capital purposes.

The Company received quarterly initial license fees from its license and production agreement with ADM to September 30, 2012. Burcon recognized approximately $3,000 in royalty revenues and $4,000 in deferred initial license fees for the quarter ended December 31, 2012. However, due to the nature and size of the Semi-works facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the License and Production agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the nine months ended December 31, 2012, measured in terms of cash flows from operating activities totalled approximately $3,679,000, as compared to $3,601,000 in the comparative period. Including the development expenditures that were deferred this year, cash used in operations and on CLARISOY™ development decreased by about $829,000. As noted above, the decrease in patent-related activities accounted for $312,000 of the decrease as did the decrease in professional fees of $187,000 and filing fees of about $128,000 relating to the NASDAQ listing. The retroactive salary adjustment for an officer last year noted above, offset by the addition of staff increases at both the Vancouver and Winnipeg offices also contributed about $44,000 of the decrease, as did a decrease in investor relations expense of about $83,000.

The restricted cash balance as at March 31, 2012 were funds held in escrow that were released to ADM in April 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

The Company did not make significant capital expenditures either in this nine-month period or in the comparative period.

In addition to the net proceeds from the public offering, option exercises during this nine-month period provided proceeds of approximately $274,000 (2011 - $538,000).

At December 31, 2012, Burcon’s working capital was approximately $7,653,000 (March 31, 2012 - $5,759,000). As at the date of this MD&A, Burcon has committed to about $325,000 of capital expenditures relating to the construction of the Peazazz™ Semi-works facility. The Company may incur up to $225,000 in additional capital expenditures and approximately $357,000 in patent legal fees and disbursements for the remainder of fiscal 2013. We expect two more patents applications that will enter National Phase by the end of this fiscal year. There will also likely be patents that will be granted in Europe that will require registration in several European countries.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, restricted cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.19% and 1.17% per annum, respectively (2011 –1.25% and 1.24%) and the weighted average interest rate earned on the short-term investment was 1.45% and 1.55%, respectively (2011 – 1.56% and 1.56%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2012 is estimated to be a $58,000 increase or decrease in interest income per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at December 31, 2012 was $385,760, all of which is within the next 12 months.

OUTSTANDING SHARE DATA

As at December 31, 2012 and the date of this MD&A, Burcon had 31,624,693 common shares and 1,807,000 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.42 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	December 31,	September 30,		March 31,
	2012	2012	June 30, 2012	2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	26	11	29	29
Loss for the period	(1,754)	(1,352)	(1,037)	(1,089)
Basic and diliuted loss per share	(0.06)	(0.05)	(0.04)	(0.04)

		Three months ended
	December 31,	September 30,		March 31,
	2011	2011	June 30, 2011	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	32	36	43	41
Loss for the period	(1,897)	(1,786)	(1,190)	(2,526)
Basic and diliuted loss per share	(0.06)	(0.06)	(0.04)	(0.08)

Included in the losses of the first three quarters of this year are about $7,000, 5,000 and $534,000 of stock-based compensation expense, respectively. Included in the first four quarters of the fiscal 2012 are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. Similarly, included in the fourth quarter of fiscal 2011 is stock-based compensation expense of approximately $625,000. The higher stock-based compensation

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

expense in the current quarter and the second and third quarters of last year relates to the recognition of options granted in those quarters that had vested immediately.

Burcon incurred about $248,000 and $110,000 in the second and third quarters of fiscal 2012, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 were capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters of fiscal 2012, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth quarter of fiscal 2011, as well as the second quarter of fiscal 2012. These costs include filing fees for these patents in several designated countries.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2012 is $15,791 and $47,372, respectively (2011 - $13,997 and $41,992) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2012, included in general and administrative expenses (management fees) is $5,126 and $26,584, respectively (2011 - $9,048 and $30,986) for services provided. At December 31, 2012, $1,924 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2012, included in interest and other income are $2,143 and $11,650, respectively (2011 - $4,978 and $13,533) for management services provided. At December 31, 2012, $1,128 (March 31, 2012 - $2,396) of this amount is included in amounts receivable. Included in share issue costs are fees of $5,100 (2011 - $nil) for administrative services provided directly for the financing.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 4 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended December 31, 2012 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2012 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

Pea

Burcon expects to complete the engineering of the semi-works production facility by mid-2013 and be able to provide product for customers product and market development activities. Burcon will launch and demonstrate Peazazz™ at the 2013 IFT Annual Food and Food Expo in July. Burcon will continue to investigate various avenues for commercializing Peazazz™ including

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2012 and 2011

licensing the technology to an existing producer, through a joint venture, or building a full-scale production. Burcon will also continue to refine and optimize the related extraction and purification technology, work on developing new applications and products and file new patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein products.

Canola

For Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.